Filed Pursuant to Rule 433

Registration No. 333-236683

September 13, 2021

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 750,000,000 6.125% NOTES DUE OCTOBER 24, 2028 (RE-OPENING)

USD 1,500,000,000 6.500% NOTES DUE SEPTEMBER 20, 2033

ISSUER:	The Republic of Turkey

SECURITIES:	6.125% Notes due October 24, 2028 (re-opening of existing notes issued on April 24, 2018)	6.500% Notes due September 20, 2033

PRICING DATE:	September 13, 2021

ISSUE FORMAT:	Global (SEC Registered)

OUSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 2,000,000,000	—

ISSUE SIZE:	USD 750,000,000	USD 1,500,000,000

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 2,750,000,000	—

PRICE TO PUBLIC:	102.445% (plus accrued interest of USD 24.84 per USD 1,000 principal amount)	100.000%

TOTAL FEES:	USD 525,000 (0.07%)	USD 1,050,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 786,442,708.33 (USD 767,812,500 plus accrued interest of USD 18,630,208.33 from April 24, 2021)	USD 1,498,950,000

YIELD TO MATURITY:	5.700% per annum	6.500% per annum

COUPON:	6.125% per annum, payable semi-annually on a 30/360 basis	6.500% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	October 24, 2028	September 20, 2033

SPREAD TO BENCHMARK US TREASURY:	459.6 bps	517.9 bps

BENCHMARK US TREASURY:	UST 1.125% due August 31, 2028	UST 1.250% due August 15, 2031

BENCHMARK US TREASURY YIELD:	1.104%	1.321%

DENOMINATIONS:	USD 200,000/USD 1,000	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 24 and October 24, beginning on October 24, 2021	March 20 and September 20, beginning on March 20, 2022

CUSIP / ISIN:	900123 CQ1 / US900123CQ19	900123 DD9 / US900123DD96

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Turkey.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Citigroup Global Markets Inc. J.P. Morgan Securities plc Société Générale

SETTLEMENT DATE:	Expected September 20, 2021 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Citigroup Global Markets Inc. at +1-800-831-9146, J.P. Morgan Securities plc at +1-866-803-9204 and Société Générale at +1-855-881-2108.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/0000869687/000119312521271231/d210343d424b5.htm

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